SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[August 29, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO’S EFFICIENCY IMPROVEMENT PROGRAM IS PROCEEDING IN ALL BUSINESSES

SIGNATURES

Date August 29, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO’S EFFICIENCY IMPROVEMENT PROGRAM IS
PROCEEDING IN ALL BUSINESSES

(Helsinki, Finland, August 29, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) efficiency improvement program is proceeding in all businesses, and a part of the efficiency improvement measures are already at the implementation stage. The target is to streamline the long term cost structure and accelerate profitability improvement. The program aims at an annual result improvement of approximately EUR 100 million, of which Metso Paper will account for EUR 30-40 million, Metso Minerals for EUR 50-60 million and Metso Automation for EUR 10 million.

In response to the changes in its business environment, Metso is renewing its operating model. In Europe and North America its operations will focus more clearly to maintenance and aftermarket services, process improvements and machine rebuilds. At the same time, operations will be strengthened on new, growing markets, such as China and South America. It is estimated that in the next few years the majority of the new pulp and paper making as well as minerals processing capacity will be built in these areas. The measures also target increased flexibility to respond to fluctuations in demand through reductions of Metso’s in-house manufacturing capacity and closer manufacturing cooperation with external partners.

Metso Paper

Metso Paper initiated negotiations to reduce approximately 300 employees in the Nordic countries in the beginning of June 2003. The negotiations have mostly been concluded, resulting in the reduction of approximately 200 employees in Finland through dismissals and other measures by June 2004. In Sweden, negotiations resulted in a reduction of approximately 100 employees by June 2004. These measures target an approximately EUR 11 million annual cost saving with an estimated nonrecurring cost of EUR 6 million.

In addition, Metso Paper has initiated an analysis of measures, such as outsourcing, to decrease its in-house manufacturing capacity in Europe to correspond to the long term demand outlook. Metso Paper estimates that it will need significantly less in-house manufacturing capacity in Europe in the future due to fluctuations in demand and changes in the focus of the customers’ investment activity.

In North America the preparations initiated by Metso Paper in June to reduce approximately 300 employees from various parts of the organization are proceeding. The first decisions on personnel reductions will be made by mid September.

Metso Minerals

At Metso Minerals, the measures targeting a streamlined cost structure and improved operational efficiency will mainly focus on crushing and screening and minerals processing businesses, in which markets are suffering from over-capacity. The goal is to improve the operational efficiency in the United States and Europe through reorganizing production, closing down inefficient units and concentrating operations into more cost-efficient units. First decisions concerning these plans will be made by mid September.

The program also aims to streamline the cost structure of the administration, as well as the sales and service network, especially in North America and certain European countries.

Metso Automation

In addition to the personnel reductions carried out in 2002, Metso Automation has decided to further streamline its operations, initiating measures to reduce approximately 140 employees in Finland, North America and its global sales network. The nonrecurring cost of these reductions is estimated at EUR 5 million while the annual savings generated will be approximately 10 million.

Metso Ventures

Metso Paper’s foundries in Jyväskylä, Finland, and Karlstadt, Sweden, and Metso Minerals’ foundry in Tampere, Finland, will be merged and operationally transferred to the Metso Ventures business area as of October 1, 2003. Metso Ventures is a development unit for businesses that serve the Corporation’s other businesses. It includes units under strategic development and potential future businesses.

The goal is to investigate future development options for the foundries in Jyväskylä, Karlstad and Tampere. The annual combined invoicing of these foundries is approximately EUR 70 million, of which approximately 60 percent derives from customers outside Metso. The foundries employ approximately 600 people.

The expenses resulting from the efficiency improvement program

The efficiency improvement program is estimated to result in nonrecurring expenses of approximately EUR 80 million. They will be booked during the second half of 2003, and therefore the Corporation’s result will be significantly lower than in 2002. In accordance with the interim review for January-June 2003, due to the booking of these nonrecurring expenses Metso Corporation’s full year income before extraordinary items and taxes is estimated to be negative.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Eeva Mäkelä, Investor Relations Manager, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation,
tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.